Exhibit 21.1
Sunwin Stevia International, Inc.
Subsidiaries of the Registrant

	Name	Country of Incorporation
1.	Qufu Natural Green Engineering Co., Ltd., a wholly owned subsidiary of Sunwin Stevia International, Inc.	China
2.	Qufu Chinese Medicine Factory , a wholly owned subsidiary of Qufu Natural Green Engineering Co., Ltd.	China
3.	Sunwin USA, LLC., a wholly owned subsidiary of Sunwin Stevia International, Inc.	USA - Delaware
4.	Qufu Shengwang Stevia Biology and Science Co., Ltd., a wholly owned subsidiary of Qufu Natural Green Engineering Co., Ltd.	China
5.	Qufu Shengren Pharmaceutical Co., Ltd., a wholly owned subsidiary of Qufu Natural Green Engineering Co., Ltd.	China